Exhibit 17.1

April 24, 2017

To the Members of the Board of

Meridian Waste Solutions, Inc.

Dear Gentlemen of the Board:

This letter shall serve as written notice that I hereby resign from my position as Chief Financial Officer of Meridian Waste Solutions, Inc. (the “Company”) effective as of April 18, 2017, in connection with my having accepted the role of SEC Compliance Director within the Company effective as of such date.

This resignation from the position of Chief Financial Officer is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Joseph D’Arelli

Joseph D’Arelli